October 24, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Egalet Corporation
Confidential Draft Registration Statement on Form S-1 (File No. 377-00318)

Dear Mr. Riedler:

On behalf of Egalet Corporation (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated October 15, 2013, regarding the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-00318) (the “Draft Registration Statement”) and the prospectus included therein (the “Prospectus”).

We describe below the changes that we have made in response to the Staff’s comments in the Registration Statement on Form S-1 (File No. 333-191759) (the “Registration Statement”) that the Company filed on the date hereof.  For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response.  The Company will also provide the Staff courtesy copies of Registration Statement as-filed and marked to reflect the changes from the Registration Statement.

General

1.                                      Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:

The Company respectfully acknowledges the Staff’s comment and has filed each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

2.                                      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company respectfully acknowledges the Staff’s comment and submits that it does not currently intend to use graphic, visual or photographic information in the printed prospectus that is not already contained in the Registration Statement.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has supplementally provided copies of all written communications presented to potential investors to date in reliance on Section 5(d) of the Securities Act. The Company submits that to date, no research reports been distributed by any broker or dealer participating in the offering.

4.                                      We will deliver comments to your confidential treatment request under separate cover.

Response:

The Company respectfully acknowledges the Staff’s comment.

Prospectus Summary

Our Corporate Information, page 7

5.                                      Please disclose the primary reason(s) behind the Share Exchange, through which Egalet UK will become a wholly-owned subsidiary of Egalet US. Additionally, please disclose whether the company plans to continue to conduct its business operations primarily through Egalet UK.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 7 to disclose the primary reason for the Share Exchange and the Company’s plans regarding its operations.

Risk Factors

Risks Related to the Clinical Development and

Regulatory Approval of Our Product Candidates, page 16

6.                                      We note your risk factor on page 39 describing, in part, specific risks relating to the Section 505(b)(2) approval pathway and patent-infringement suits. Please include a separate risk factor in your section on regulatory risk to describe the risks of patent-infringement claims in light of your decision to seek approval under the Section 505(b)(2) route.

Response:

The Company respectfully acknowledges the Staff’s comment and has added a separate risk factor on p. 21 to address the risk of patent infringement claims as a result of the Company’s decision to seek approval under Section 505(b)(2).

“Conducting clinical trials of our product candidates...,” page 22

7.                                      Please quantify the dollar amount of your clinical trial insurance coverage.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 22 to include the amount of its clinical trial insurance coverage.

Special Note Regarding Forward-Looking Statements and Industry Data, pages 49-50

8.                                      Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements in the third paragraph of page 49 that you have not independently verified market and industry data obtained from third-party sources or your own internal company research could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically accepting liability for these statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 51 to remove the referenced statements.

9.                                      We note that you included estimates derived from the use of “information under license” from IMS Health.  If you commissioned IMS Health’s research for use in connection with your registration statement, IMS Health’s consent must be filed as an exhibit to the registration statement as required by Section 7 of the Securities Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not commissioned IMS Health’s research for use in the connection with the Registration Statement.

Capitalization, page 52

10.                               Please revise your disclosure to highlight the charges to earnings that will occur upon the completion of your offering, including, but not limited to, the stock-based compensation referred to in the second to last paragraph of Note 9 on page F-33 and the beneficial conversion feature on your April 2013 debt disclosed in Note 5 on page F-11. In addition, please tell us whether you will record a beneficial conversion feature associated with your August 2013 convertible debt issuance and why or why not. Please ensure you include all such earnings charges in your dilution computation and MD& A disclosures as well.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its capitalization disclosures to highlight the additional charges to earnings that will occur upon the completion of its offering.

In addition, the Company advises the Staff that it is evaluating the potential conversion feature associated with its August 2013 convertible debt.  While that evaluation has not been completed, the Company believes a beneficial conversion feature is probable due to underlying discount to the subscription price upon conversion of the notes as well as the warrants that were issued in conjunction with the August 2013 convertible debt issuance.  Such information will be provided in a pre-effective amendment to the Registration Statement that includes the Company’s financial information as of and for the nine months ended September 30, 2013 and 2012.

Management’s Discussion and Analysis

Financial Operations Overview

Research and Development Expenses, page 60

11.                               Please revise your research and development expense information to include inception to date information for each clinical-stage product candidate (i.e. Egalet-001 and Egalet-002) in addition to the amount for each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on p. 62 related to research and development expenses to incorporate a column that discloses inception to date information for each clinical stage product candidate.

Results of Operations, pages 65-66

12.                               Please revise your disclosures to discuss the underlying causes for the various changes in operating results you identify. As examples, and not intended to be a complete listing, please explain why:

•                                          Development costs for Egalet-001 increased by $428,000 in the 2013 interim period;

•                                          Research and development compensation increased by $196,000 in the 2013 interim  period;

•                                          Clinical trials costs for Egalet-002 decreased by $318,000 in the 2013 interim period;

•                                          General and administrative compensation, travel and facility-related costs increased in the 2013 interim  period;

•                                          Etc.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the results of operations section on pp. 66-68 to discuss the underlying causes for the changes in operating results.

Business

General

13.                               We note your disclosure on page 60 that you have “derived revenue principally from activities pursuant to...collaboration arrangements and research and development agreements” and your disclosure in the risk factor on page 13 that you have “generated $2.0 million in total revenue since...inception from feasibility and collaboration agreements.” Additionally, we note the statements on your website, located at http://egalet.com/index.php/about-egalet/company-overview/ and http://egalet.com/technology/business-development/, that “Egalet has collaborations with pharmaceutical and biotechnology companies in the initial phase of clinical testing,” and that “Egalet currently has ongoing collaborations with biotechnology companies and large pharmaceutical companies.” If you have any collaboration agreements currently in place, you should identify them in the prospectus, disclose all of their material terms, and file them as exhibits to the registration statement. If you have no collaboration agreements currently in place, please disclose this fact in the risk factor on page 13 titled, “We currently generate no revenue from the sale of products....,” and please clarify the indications to the contrary on your website.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 13 to clarify that it currently has no collaboration agreements currently in place.  The Company has updated its website to conform its contents to the disclosure contained in the Registration Statement.

14.                               In your response to this comment letter, please reconcile your disclosure in the draft registration statement with the product pipeline table appearing at the following location on your website: http://egalet.com/products-and-pipeline/pipeline/. In particular, we note the following:

•                                          You disclose in the prospectus that you plan to submit an NDA for Egalet-002 in the first half of 2016, whereas the chart indicates NDA submission for “Opioid 2” as early as 2015;

•                                          Phase 1 and 3 trials for an “Opioid 3” are not discussed in the prospectus; and

•                                          Trials for an “Instant Release Hydrocodone + APAP” product candidate are not discussed in the prospectus. tendency

Response:

The Company respectfully acknowledges the Staff’s comment and has updated its website to conform its contents to the disclosure in the Registration Statement regarding its product pipeline.

Overview, page 73

15.                               Please explain the meaning of the phrase “a PK profile that demonstrates low peak-to-trough concentration variability in drug exposure.” Additionally, please clarify the significance of the phrase as applied to your product candidates. In providing your revised disclosure, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 75 to explain the meaning of the phrase reference above. The Company has also revised its disclosure to clarify the significance of this phrase as it relates to Egalet-002.

Abuse-deterrent Features of Egalet Technology, page 79

16.                               Please expand disclosure to explain the mechanism by which your matrix composition prevents “alcohol dose-dumping.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 80 explain how its technology platform prevents alcohol dose-dumping.

Clinical Development, page 82

17.                               Please disclose in this section whether there is an active investigational new drug application (IND) for Egalet-001 and Egalet-002. For each product candidate, if an IND has been filed, please disclose the identity of the filer and the date of filing. If an IND has not been filed, please explain why.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pp. 83 and 87-88 to include the dates on which the Company filed its INDs for Egalet 001 and Egalet-002. The Company also clarified that any trials predating such INDs were performed in Canada.

Completed Clinical Studies, page 83

18.                               We note that you conducted preclinical, “in-house” studies of abuse-deterrence profiles of your product candidates. When you discuss these studies in your disclosure, please clarify that the data obtained are intended to support your inclusion of abuse-deterrence claims in your product label and have no bearing on the issue of bioequivalence and, therefore, will not be pertinent to the FDA’s consideration whether to approve your NDA for Egalet-001.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on p. 85 to clarify that it does not believe that the in-house studies will be pertinent to the FDA’s consideration as to whether to approve the Company’s NDA for Egalet-001.

In order to obtain abuse deterrence claims in its product label, the Company must engage a third party to conduct abuse deterrence studies in accordance with draft FDA guidance. The Company submits that its in-house studies cannot be used for obtaining abuse-deterrence claims in its product label and as such, has not added disclosure to that effect.  Instead, the Company has clarified that such studies were performed solely to support the Company’s in vitro evaluations of abuse deterrence.

19.                               We note your completed Phase 1 trials for Egalet-001 and Egalet-002, discussed on pages 83 and 87, respectively. Please expand the discussions to disclose the primary clinical endpoints for each trial and the extent to which such endpoints were met.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pp. 84 and 87-88 to provide additional detail regarding the endpoints for the Phase 1 trials of Egalet-001 and Egalet-002.

20.                               We note that, as a requirement of Section 505(b)(2) approval, you must demonstrate bioequivalence of your product candidates to existing treatments. Please expand your disclosure of your planned bioequivalence studies described on page 84-85 to clarify how bioequivalence is quantified for purposes of satisfying the FDA’s requirements and, to the extent known, the specific results needed in your proposed trials to establish bioequivalence to MS-Contin.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pp. 85-86 to clarify how bioequivalence is quantified for purposes of the FDA’s requirements with respect to Egalet-001.

Intellectual Property, pages 91-92

21.                               We note your disclosure that you currently own seven issued patents and have several pending patent applications covering Egalet-001 and Egalet-002. Please expand your disclosure in this section to provide the following information:

•                                          the specific number of patents covering Egalet-001 and Egalet-002;

•                                          whether each of these patents is issued or pending;

•                                          the jurisdiction(s) covered by the Egalet-001and Egalet-002 patents;

•                                          the type(s) of patent protection afforded by these patents; and

•                                          the expiration date, both inside and outside the U.S., of the most significant patent covering each product candidate.

Please additionally identify any material patents for which you are the joint owner and disclose the other owner(s) of the patent(s).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pp. 92-93 to provide the requested information. The Company has also revised its disclosure to clarify that it does not jointly own any patents or patent applications. With respect to the Staff’s request regarding the expiration dates of the Company’s most significant patents, the Company respectfully submits that it is unable to characterize a single patent for each product candidate that is the most significant. The Company further submits that even if it was able to identify such patents, providing such information would adversely affect the Company’s competitive position, as such information would provide competitors with the Company’s proprietary information about its intellectual property strategies.

Executive and Director Compensation

General

22.                               We note that you currently have offer letter agreements with Mr. Radie and Mr. Musial.  Please file these agreements as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to remove any references to the letter agreements, since the employment agreements with each of Mr. Radie and Mr. Musial will supersede such offer letters in all respects. The Company has revised its disclosure on p. 113 to provide additional detail regarding such employment agreements.

Certain Relationships and Related Party Transactions, pages 119-122

23.                               Throughout this section, for all entities involved in related party transactions, please disclose the basis on which each entity is a related person, and please describe any association between members of your current management and the entities listed in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the section to disclose the basis on which each entity is a related person and clarify that no members of our current management have an association with such entities.

Principal Stockholders, pages 124-125

24.                               In footnotes 1, 3 and 5 to the table of beneficial owners, please identify the natural person(s) who hold sole or shared beneficial ownership of the shares held of record by the corresponding entities listed in the table.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to identify the natural persons who hold sole or shared beneficial ownership of the shares held of record by the referenced entities.

Shares Eligible for Future Sale, pages 129-30

25.                               Please file the form of lock-up agreement as an exhibit to your registration statement as soon as it becomes available.

Response:

The Company respectfully acknowledges the Staff’s comment and will file the form of lock-up agreement as an exhibit to the Registration Statement when available.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2011 and 2012

Note 6. Related Party Convertible Debt, Net of Discount, page F-29

26.                               Please disclose how you determined the intrinsic value of the effective conversion features for the January 2011 and April 2013 convertible debt issuances.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure under the Related Party Convertible Debt, Net of Discount note to the Company’s annual and interim financial statements on pp. F-12 and F-29 to include an explanation as to how the Company determined the intrinsic value of the conversion features.

27.                               Please tell us and disclose how you determined the fair value of the preferred series B and B-1 shares exchanges for the convertible promissory notes, resulting in the $1,424,000 gain on extinguishment of debt. If it was based on a private issuance, please disclose if the issuance was with related parties. In addition, please tell us why it is appropriate to reflect a $1.4 million gain instead of as an additional capital contribution and reference for us the authoritative literature you relied upon to support your accounting. Please tell us why the debt holders were apparently willing to convert into less valuable instruments.

Response:

The Company respectfully acknowledges the Staff’s comment.  Because the March 2012 equity financing primarily consisted of the Company’s current equity investors, the exchange was not considered to be an arm’s-length transaction.  With the assistance of a third party valuation firm, the Company applied the probability-weighted expected return method and determined the fair value of convertible preferred series B and B-1 to be $4.86 per share and $1.02 per share, respectively.  The $1,424,000 gain on extinguishment was equal to the excess carrying value of the convertible debt and related interest of $5,949,000 over the aggregate fair value of the convertible preferred series B shares and B-1 shares of $4,525,000 and was recorded directly to equity through accumulated deficit.  The Company also advises the Staff that it has revised its Related Party Convertible Debt, Net of Discount on pp. F-11 and F-30 to reflect the foregoing.

The Company also respectfully advises the Staff that it has revised its consolidated financial statements by reclassifying the gain on extinguishment of debt out of accumulated deficit and into additional paid in capital to reflect the extinguishment of debt as a noncash capital contribution in accordance with ASC 470-50-40-2.

Lastly, the Company respectfully advises the Staff that the debt holders were willing to convert their debt instruments into equity instruments at a discount in exchange for protection from future dilution by senior convertible preferred series holders in the event of a significant transaction other than an equity financing with a third party.  As disclosed in the Company’s notes to its consolidated financial statements, the Company will require substantial additional financing to fund its operations and to continue to execute its strategy.  During management’s assessment in March 2012, such financing possibilities were more likely to occur through a substantial sale of the Company’s assets or equity shares, which would result in a change in control.  Therefore, upon a change of control, the liquidation preferences of the convertible preferred Series B shares and B-1 shares would be more valuable than those of a convertible debt holder who would convert into convertible preferred series A-1 and be subordinate to the convertible preferred series B and B-1.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:                             Austin Stephenson
                                                Daniel Greenspan

Robert S. Radie

Stan Musial

Egalet Corporation

Brian F. Leaf, Esq.

Cooley LLP